Contact

www.linkedin.com/in/jim-smith-a2499322 (LinkedIn)

Jim Smith

Founder & Senior Consultant at JHS Management, President at Fitness Forum Physical Therapy PC

Syracuse, New York, United States

Experience

JHS Management
Founder & Senior Consultant
2014 - Present (9 years)

Fitness Forum Physical Therapy PC
President
1991 - Present (32 years)

Fitness-Forum Services LLC
President/CEO

Track & Racquet Club / Fitness Forum Health & Wellness Club
Founder
1980 - 2012 (32 years)

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